SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D. C. 20549

FORM 10-SB

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

BLUEFIRE ETHANOL FUELS, INC.
(Exact name of registrant as specific in its charter)

Nevada	20-4590982
(State of Incorporation)	(I.R.S. Employer I.D. No.)

31 Musick
Irvine, California 92618
(Address of principal executive offices, including zip code)

(949) 588-3767
(Registrant’s telephone number, including area code)

Copies to:
Scott D. Olson, Esq.
251 High Drive
Laguna Beach, California 92651
(310) 985-1034

Securities to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Included in this prospectus are "forward-looking" statements, as well as historical information. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the expectations reflected in these forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in forward-looking statements as a result of certain factors, including matters described in the section titled "Risk Factors." Forward-looking statements include those that use forward-looking terminology, such as the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "shall," "should," and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statements are reasonable and achievable, these statements involve risks and uncertainties and we cannot assure you that actual results will be consistent with these forward-looking statements. Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the following:

o	the availability and adequacy of our cash flow to meet our requirements,

o	economic, competitive, demographic, business and other conditions in our local and regional markets,

o	changes or developments in laws, regulations or taxes in the ethanol or energy industries,

o	actions taken or not taken by third-parties, including our suppliers and competitors, as well as legislative, regulatory, judicial and other governmental authorities,

o	competition in the ethanol industry,

o	the failure to obtain or loss of any license or permit,

o	changes in our business and growth strategy (including our plant building strategy and co-location strategy), capital improvements or development plans,

o	the availability of additional capital to support capital improvements and development, and

o	other factors discussed under the section entitled "Risk Factors" or elsewhere in this registration statement.

All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. We undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

ITEM I:  DESCRIPTION OF BUSINESS

Company History

BlueFire Ethanol Fuels, Inc., a Nevada corporation (the “Company”), was initially organized as Atlanta Technology Group, Inc., a Delaware corporation, on October 12, 1993. The Company was re-named Docplus.net Corporation on December 31, 1998, and further re-named Sucre Agricultural Corp. and re-domiciled as a Nevada corporation on March 6, 2006. Finally, on May 24, 2006, in anticipation of the reverse merger by which it would acquire BlueFire Ethanol, Inc. (“BlueFire”), a privately held Nevada corporation organized on March 28, 2006, as described below, the Company was re-named to its current name BlueFire Ethanol Fuels, Inc.

On June 27, 2006, the Company purchased all 10,000 shares of the issued and outstanding common stock, par value $1.00, of BlueFire in exchange for 17,000,000 shares of the Company’s common stock, par value $0.001, pursuant to a Stock Purchase Agreement and Plan of Reorganization (“Reverse Merger”). On June 21, 2006, prior to and in anticipation of the Reverse Merger, Sucre Agricultural Corp. (“Sucre”) sold 3,000,000 shares of its common stock to two related investors in a private offering of shares pursuant to Rule 504 for proceeds of $1,000,000. Prior to the Reverse Merger, Sucre was not operational and considered a blank-check company, therefore, all references to the Company’s business and financials throughout this registration statement reflect the operations of BlueFire. BlueFire is the Company’s only wholly owned operating subsidiary.

The Company’s shares of common stock began trading under the symbol “BFRE” on the Pink Sheets of the National Quotation Bureau on July 11, 2006. On December 8, 2006, the closing price of the common stock was $3.05 per share.

Business of Issuer

Principal products or services and their markets

The Company has licensed for use a patented process from Arkenol, Inc. (“Arkenol”) which produces ethanol from cellulose (“Arkenol Technology”) for sale into the transportation fuel market. The Company is the exclusive North America licensee of the Arkenol Technology. The Company has also received, for future consideration, certain ethanol plant related rights, assets, work-product, intellectual property and other know-how on 19 ethanol project opportunities from ARK Energy, Inc., which may be used by the Company to accelerate its deployment of the Arkenol technology. The Company’s goal is to develop and operate high-value carbohydrate-based transportation fuel plants to provide a viable alternative to fossil fuels. These "biorefineries" will convert widely available, inexpensive, organic materials such as agricultural residues, high-content biomass crops, wood residues, and cellulose in municipal solid wastes into ethanol. This versatility enables the Company to consider a wide variety of feedstocks and locations in which to develop facilities to become a low cost producer of ethanol.

With Arkenol’s research and development work completed at pilot plants in Southern California and Izumi, Japan in coordination with JGC Corp., a Japanese corporation, patent protections in place, the product markets researched, and plants currently in early stages of development, the Company is positioned to become a leader in the development, ownership and operation of cellulose to ethanol biorefineries.

Arkenol Technology

The production of chemicals by fermenting various sugars is a well-accepted science. Its use ranges from producing beverage alcohol and fuel-ethanol to making citric acid and xantham gum for food uses. However, the high price of sugar and the relatively low cost of competing petroleum based fuel has kept the production of chemicals mainly confined to producing ethanol from corn sugar.

Arkenol has developed proprietary improvements to a well known conversion technology known as concentrated acid hydrolysis such that the process is ready for commercial implementation. These improvements, are: (i) efficient acid recovery and reconcentration; (ii) high sugar concentration at high purity; (iii) the ability to ferment C6 and C5 sugars efficiently with conventional microbes; (iv) the ability to handle silica in biomass feedstocks; and (v) all by-products are usable and marketable.

An integrated, full-scale commercial process plant consists of six basic unit operations: (i) Feedstock preparation; (ii) Decrystallization/Hydrolysis Reaction Vessel; (iii) Solids/Liquid Filtration; (iv) Separation of the acid and sugars; (v) Fermentation of the sugars; and (vi) Product purification.

Incoming biomass feedstocks are cleaned and ground to reduce the particle size for the process equipment. The pretreated material is then dried to a moisture content consistent with the acid concentration requirements for decrystallization (separation of the cellulose and hemicellulose from the lignin), then hydrolyzed (degrading the chemical bonds of the cellulose) to produce hexose and pentose sugars at the high concentrations necessary for commercial fermentation. Insoluble materials, principally the lignin portion of the biomass input, are separated from the hydrolyzate by filtering and pressing and further processed into fuel or other beneficial uses. The remaining acid-sugar solution is separated into its acid and sugar components by means of an Arkenol-developed technology that uses commercially available ion exchange resins to separate the components without diluting the sugar. The separated sulfuric acid is recirculated and reconcentrated to the level required by the decrystallization and hydrolysis steps. The small quantity of acid left in the sugar solution is neutralized with lime to make hydrated gypsum, CaSO4 · 2H2O, an insoluble precipitate which is readily separated from the sugar solution and which also has beneficial use as an agricultural soil conditioner. At this point the process has produced a clean stream of mixed sugars (both C6 and C5) for fermentation. In an ethanol production plant, naturally-occurring yeast, which Arkenol has been specifically cultured by a proprietary method to ferment the mixed sugar stream, is mixed with nutrients and added to the sugar solution where it efficiently converts both the C6 and C5 sugars to fermentation beer (an ethanol, yeast and water mixture) and carbon dioxide. The yeast culture is separated from the fermentation beer by a centrifuge and returned to the fermentation tanks for reuse. Ethanol is separated from the now clear fermentation beer by conventional distillation technology, dehydrated to 200 proof with conventional molecular sieve technology, and denatured with unleaded gasoline to produce the final fuel-grade ethanol product. The still bottoms, containing principally water and unfermented pentose sugar, is returned to the process for economic water use and for further conversion of the pentose sugars.

Simply put, the process separates the biomass into two main constituents: cellulose and hemicellulose (the main building blocks of plant life) and lignin (the "glue" that holds the building blocks together), converts the cellulose and hemicellulose to sugars, ferments them and purifies the fermentation liquids into products.

From time to time, BlueFire may enter into agreements to provide professional services with various parties that are interested in developing and building an ethanol plant based on BlueFire’s licensed Arkenol Process. Professional services include work related to project site selection, feedstock selection and contracting, product marketing and sales, site development and engineering design. Such services will be provided by BlueFire on market rates for similar expertise.

Status of Publicly Announced New Products and Services

None.

Distribution methods of the products or services

The Company will utilize existing distribution channels to sell its ethanol into that is produced from its plants. For example, the Company has entered into a Letter of Intent with Petro-Diamond, Inc. (“PDI”) to purchase the ethanol produced from the Company’s first North American biomass-to-ethanol conversion facility to be located at a Southern California landfill. PDI is a significant blender of denatured ethanol into motor fuel in Southern California. Ethanol is currently blended year-round at PDI’s terminal facility located in Long Beach, California.

Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition

Competition

Most of the ethanol supply in the United States is derived from corn and is produced at approximately 106 facilities, ranging in size from 300,000 to 110 million gallons per year, located predominately in the corn belt in the Midwest. According to the Renewable Fuels Association, about 20% of the current production is by the Archer-Daniels-Midland Company, which owns some of the largest plants in the country.

Archer-Daniels-Midland Company accounts for approximately 20% of all domestic capacity with more than 1 billion gallons of production. Its larger plants are wet milling, as opposed to dry milling, and each plant produces 150 to 300 million gallons of ethanol per year. These large plants have certain cost advantages and economies of scale.

Traditional corn-based production techniques are mature and well entrenched in the marketplace, and the entire industry's infrastructure is geared toward corn as the principal feedstock. However, in the area of biomass-to-ethanol production, there are few companies and no commercial production infrastructure is built. We believe our long-term growth prospects in biomass-to-ethanol depend on our ability to fund and build new bio-refineries. As we continue to advance our biomass technology platform, we are likely to encounter competition for the same technologies from other companies that are also attempting to manufacture ethanol from cellulosic biomass feedstocks.

Ethanol production is also expanding internationally. Ethanol produced or processed in certain countries in Central American and the Caribbean region is eligible for tariff reduction or elimination upon importation to the United States under a program known as the Caribbean Basin Initiative. Large ethanol producers, such as Cargill, have expressed interest in building dehydration plants in participating Caribbean Basin countries, such as El Salvador, which would convert ethanol into fuel-grade ethanol for shipment to the United States. Ethanol imported from Caribbean Basin countries may be a less expensive alternative to domestically produced ethanol and may affect our ability to sell our ethanol profitably.

Industry Overview

On August 8, 2005, President Bush signed into law the Energy Policy Act of 2005. The Energy Policy Act transformed ethanol from a gasoline additive under the 1990 Clean Air Act to a primary gasoline substitute, which we believe will serve to strengthen and expand the role of ethanol in the U.S. fuel economy. A highlight of the Energy Policy Act is the creation of a 7.5 billion gallon renewable fuel standard (RFS) increasing use of renewable domestic fuels such as ethanol and biodiesel. The newly approved RFS of the Energy Policy Act establishes that a percentage of the U.S. fuel supply will be provided by renewable, domestic fuels such as ethanol. In addition, the Energy Policy Act establishes a 30% tax credit up to $30,000 for the cost of installing clean fuel refueling equipment, such as an E85 ethanol fuel pump.

Historically, producers and blenders had a choice of fuel additives to increase the oxygen content of fuels. MTBE (methyl tertiary butyl ether), a petroleum-based additive, was the most popular additive, accounting for up to 75% of the fuel oxygenate market. However, in the United States, ethanol is replacing MTBE as a common fuel additive. While both increase octane and reduce air pollution, MTBE is a presumed carcinogen which contaminates ground water. It has already been banned in California, New York, Illinois and 16 other states. Major oil companies have voluntarily abandoned MTBE and it is scheduled to be phased out under the Energy Policy Act. As MTBE is phased out, we expect demand for ethanol as a fuel additive and fuel extender to rise. A blend of 5.5% or more of ethanol, which does not contaminate ground water like MTBE, effectively complies with U.S. Environmental Protection Agency requirements for reformulated gasoline, which is mandated in most urban areas. We believe there are no economically feasible substitutes for MTBE other than ethanol.

Ethanol is a clean, high-octane, high-performance automotive fuel commonly blended in gasoline to extend supplies and reduce emissions. In 2004, according to the American Coalition for Ethanol, 3% of all United States gasoline was blended with some percentage of ethanol. The most common blend is E10, which contains 10% ethanol and 90% gasoline. There is also growing federal government support for E85, which is a blend of 85% ethanol and 15% gasoline.

Ethanol is a renewable fuel produced by the fermentation of starches and sugars such as those found in grains and other crops. Ethanol contains 35% oxygen by weight and, when combined with gasoline, it acts as an oxygenate, artificially introducing oxygen into gasoline and raising oxygen concentration in the combustion mixture with air. As a result, the gasoline burns more completely and releases less unburnt hydrocarbons, carbon monoxide and other harmful exhaust emissions into the atmosphere. The use of ethanol as an automotive fuel is commonly viewed as a way to reduce harmful automobile exhaust emissions. Ethanol can also be blended with regular unleaded gasoline as an octane booster to provide a mid-grade octane product which is commonly distributed as a premium unleaded gasoline.

Studies published by the Renewable Fuel Association indicate that approximately 5.0 billion gallons of ethanol will be consumed this year in the United States and every automobile manufacturer approves and warrants the use of E10. Because the ethanol molecule contains oxygen, it allows an automobile engine to more completely combust fuel, resulting in fewer emissions and improved performance. Fuel ethanol has an octane value of 113 compared to 87 for regular unleaded gasoline. Domestic ethanol consumption has tripled in the last eight years, and consumption increases in some foreign countries, such as Brazil, are even greater in recent years. For instance, 40% of the automobiles in Brazil operate on 100% ethanol, and others use a mixture of 22% ethanol and 78% gasoline. The European Union and Japan also encourage and mandate the increased use of ethanol.

For every barrel of ethanol produced, the American Coalition for Ethanol estimates that 1.2 barrels of petroleum are displaced at the refinery level, and that since 1978, U.S. ethanol production has replaced over 14.0 billion gallons of imported gasoline or crude oil. According to a Mississippi State University Department of Agricultural Economics Staff Report in August 2003, a 10% ethanol blend results in a 25% to 30% reduction in carbon monoxide emissions by making combustion more complete. The same 10% blend lowers carbon dioxide emissions by 6% to 10%.

During the last 20 years, ethanol production capacity in the United States has grown from almost nothing to an estimated 3.7 billion gallons per year in 2004. In the United States, ethanol is primarily made from starch crops, principally from the starch fraction of corn. Consequently, the production plants are concentrated in the grain belt of the Midwest, principally in Illinois, Iowa, Minnesota, Nebraska and South Dakota.

In the United States, there are two principal commercial applications for ethanol. The first is as a mandatory oxygenate additive to gasoline to comply with clean air regulations. The second is as a voluntary substitute for gasoline - this is a purely economic choice by gasoline retailers who can make higher margins on selling ethanol-blended gasoline, provided ethanol is available in the local market. The U.S. gasoline market is currently approximately 140 billion gallons annually, so the potential market for ethanol (assuming only a 10% blend) is 14 billion gallons per year. Increasingly, motor manufacturers are producing flexible fuel vehicles (particularly sports utility vehicle models) which can run off ethanol blends of up to 85% (known as E85) in order to obtain exemptions from fleet fuel economy quotas. There are now in excess of 5 million flexible fuel vehicles on the road in the United States and automakers will produce several millions per year, offering further potential for significant growth in ethanol demand.

Cellulose to Ethanol Production

In a recent report, "Outlook For Biomass Ethanol Production Demand," the U.S. Energy Information Administration found that advancements in production technology of ethanol from cellulose could reduce costs and result in production increases of 40% to 160% by 2010. Biomass (cellulosic feedstocks) includes agricultural waste, woody fibrous materials, forestry residues, waste paper, municipal solid waste and most plant material. Like waste starches and sugars, they are often available for relatively low cost, or are even free. However, cellulosic feedstocks are more abundant, global and renewable in nature. These waste streams, which would otherwise be abandoned, land-filled or incinerated, exist in populated metropolitan areas where ethanol prices are higher.

In addition to its lower raw material costs, biomass-to-ethanol production has the following advantages over corn-based production:

•	biomass allows producers to avoid the pressure on margins created by rises in corn prices,

•
a key limitation for ethanol is that there are currently no pipelines available for the transportation of ethanol; this create a competitive advantage for for biomass ethanol because it can be produced locally with a variety of waste products.

•	Biomass allows for immediate proximity to urban ethanol markets reduces freight costs and increases potential margins.

•	biomass generates an additional class of valuable co-products which are not derived from corn.

•	biomass is more energy efficient than its corn counterpart.

•	Biomass ethanol provides significant reduction in greenhouse gas emissions compared to petroleum based fuels

Sources and availability of raw materials and the names of principal suppliers

The main sources of raw cellulose fuel for the Company will be North American landfills. Landfills are mainly owned by large waste disposal companies and by municipalities.

Additionally, the U.S. DOE and USDA in its April 2005 report Biomass as Feedstock for a Bioenergy and Bioproducts Industry: The technical Feasibility of a Billion-Ton Annual Supply found that about one billion tons of cellulosic materials from agricultural and forest residues are available to produce more than one-third of the current U.S. demand for transportation fuels. While BlueFire’s deployment begins with the use of cellulosic materials already collected through an existing infrastructure and available for minimum costs, the potential for using agricultural and forest residues provide additional business opportunities for the Technology as issues surrounding the collection, handling and supply of these feedstock are resolved.

Dependence on one or a few major customers

Currently, the Company has no dependence on one or a few major customers, although it has entered into a letter of intent with Petro-Diamond, Inc. to be the Company’s sole purchaser of ethanol from its first scheduled plant in Southern California. See “Distribution methods of the products or services.”

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts

On March 1, 2006, the Company entered into a Technology License Agreement with Arkenol, Inc. (“Arkenol”). For the Arkenol technology, Arkenol holds eleven U.S. patents, twenty one foreign patents, and one pending foreign patent. According to the terms of the agreement, the Company was granted an exclusive, non-transferable, North American license to use and to sub-license the Arkenol technology. The Arkenol Technology, converts cellulose and waste materials into ethanol and other high value chemicals. As consideration for the grant of the license, the Company shall make a one time payment of $1,000,000 at first project construction funding and for each plant make the following payments: (1) royalty payment of 4% of the gross sales price for sales by the Company or its sublicensees of all products produced from the use of the Arkenol Technology (2) and a one time license fee of $40.00 per 1,000 gallons of production capacity per plant. According to the terms of the agreement, the Company made a one time exclusivity fee prepayment of $30,000 during the period ended August 31, 2006. As of August 31, 2006, the Company had not incurred any liabilities related to the agreement. All sub-licenses issued by BlueFire will provide for payments of the license fees and royalties due Arkenol.

Need for any government approval of principal products or services

BlueFire Ethanol is not subject to any government oversight for its current operations other than for corporate governance and taxes. However, the production facilities that the Company will be constructing will be subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In addition, some of these laws and regulations will require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws and regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Effect of existing or probable governmental regulations on the business

Currently, the federal government encourages the use of ethanol as a component in oxygenated gasoline as a measure to protect the environment as a viable renewable domestic fuel to reduce U.S. dependence on foreign oil.

The ethanol industry is heavily dependent on several economic incentives to produce ethanol, including federal ethanol supports. Ethanol sales have been favorably affected by the Clean Air Act amendments of 1990, particularly the Federal Oxygen Program which became effective November 1, 1992. The Federal Oxygen Program requires the sale of oxygenated motor fuels during the winter months in certain major metropolitan areas to reduce carbon monoxide pollution. Ethanol use has increased due to a second Clean Air Act program, the Reformulated Gasoline Program. This program became effective January 1, 1995, and requires the sale of reformulated gasoline in nine major urban areas to reduce pollutants, including those that contribute to ground level ozone, better known as smog. Increasingly stricter EPA regulations are expected to increase the number of metropolitan areas deemed in non-compliance with Clean Air Standards, which could increase the demand for ethanol.

On August 8, 2005, President Bush signed the Energy Policy Act of 2005 (H.R. 6) into law. The comprehensive energy legislation includes a nationwide renewable fuels standard (RFS) that will double the use of ethanol and biodiesel by 2012.

Under the RFS, a small percentage of our nation's fuel supply will be provided by renewable, domestic fuels. The increased use of renewable fuels will expand U.S. fuel supplies while easing an overburdened refining industry. The Energy Policy Act of 2005 established Renewable Fuel Standard (RFS) provisions that mandates use of renewable fuels starting at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012. The Act also provides that, beginning in 2013, a minimum of 250 million gallons a year of cellulosic derived ethanol be included in the RFS. Flexibility in meeting RFS is provided for refiners through a credit trading program that allows refiners to use renewable fuels where and when it is most efficient and cost-effective for them to do so. The credit trading program will result in lower costs to refiners and thus, consumers. RFS credits have a lifespan of 12 months. The credit trading program allows for every gallon of cellulose-derived ethanol to be equal to 2.5 gallons of renewable fuel. The reformulated gasoline (RFG) 2.0 wt percentage oxygenate standard under the Clean Air Act is eliminated 270 days after enactment.  (Requirement was lifted by U.S. EPA May 8, 2006).

The Energy Policy Act also provides for grants and loan guarantee programs to incentivize the growth of the cellulosic ethanol market. These programs include a Cellulosic Biomass Ethanol and Municipal Solid Waste Guarantee Program that could provide loan guarantees up to $250,000,000 per qualified project. The U.S. Department of Energy has issued a request for pre-applications under this program with submittal due by December 31, 2006. The Company intends to file a response to the solicitation. The 2005 Energy Act also created a Biorefinery Demonstration Project Program under which $100,000,000 is available to fund up to 3 biorefinery demonstration project. The Company submitted a proposal for funding under this solicitation and has recently been notified that it has been selected to be part of the “short-list” for further review. The U.S. Department of Energy expects to determine successful applicants for the biorefinery grant program by early 2007. As available and as applicable to the business plans of the Company, applications for public funding will be submitted to leverage private capital raised by the Company.

The use of ethanol as an oxygenate to blend with fuel to comply with federal mandates also has been aided by federal tax policy. The Energy Tax Act of 1978 exempted ethanol blended gasoline from the federal gas tax as a means of stimulating the development of a domestic ethanol industry and mitigating the country's dependence on foreign oil. As amended, the federal tax exemption currently allows the market price of ethanol to compete with the price of domestic gasoline. The exemption for a 10% ethanol blend is the equivalent of providing a per gallon "equalization" payment that allows blenders to pay more for ethanol than the wholesale price of gasoline and still retain profit margins equal to those received upon the sale of gasoline that is not blended with ethanol. Under current legislation, the federal gasoline tax exemption for a 10% ethanol blend is 5.2 cents per gallon. This exemption was to gradually drop to 5.1 cents per gallon in 2005, however, as of January 1, 2005, this federal tax incentive was be replaced by a new volumetric ethanol excise tax credit discussed below.

On October 22, 2004, President Bush signed H.R. 4520, which contained the Volumetric Ethanol Excise Tax Credit ("VEETC") and amended the federal excise tax structure effective as of January 1, 2005. Currently, ethanol-blended fuel is taxed at a lower rate than regular gasoline (13.2 cents on a 10% blend). Under VEETC, the existing ethanol excise tax exemption is eliminated, thereby allowing the full federal excise tax of 18.4 cents per gallon of gasoline to be collected on all gasoline and allocated to the highway trust fund. This would add approximately $1.4 billion to the highway trust fund revenue annually. In place of the current exemption, the bill creates a new volumetric ethanol excise tax credit of 5.1 cents per gallon of ethanol blended. Refiners and gasoline blenders would apply for this credit on the same tax form as before only it would be a credit from general revenue, not the highway trust fund. Based on volume, the VEETC is expected to allow much greater refinery flexibility in blending ethanol.

Estimate of the amount spent during each of the last two fiscal years on research and development activities

None. The Company has not developed its own proprietary technology but rather is a licensee of the Arkenol Technology.

Costs and effects of compliance with environmental laws (federal, state and local)

We will be subject to extensive air, water and other environmental regulations and we will have to obtain a number of environmental permits to construct and operate our plants, including, air pollution construction permits, a pollutant discharge elimination system general permit, storm water discharge permits, a water withdrawal permit, and an alcohol fuel producer's permit. In addition, we may have to complete spill prevention control and countermeasures plans.

The production facilities that we will build are subject to oversight activities by the federal, state, and local regulatory agencies. There is always a risk that the federal agencies may enforce certain rules and regulations differently than state environmental administrators. State or federal rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant.

Number of total employees and number of full time employees

We had three (3) full time employees as of December 8, 2006 and no part time employees.

Reports to Security Holders

As a result of its filing of this Form 10-SB, the Company expects to become subject to the reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These obligations include filing an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports on Form 10-QSB and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials the Company files with the Securities and Exchange Commission (the “Commission”) at the Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0030. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

Management’s Discussion and Plan of Operation

The following discussion of our Plan of Operation should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this registration statement. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Forward-Looking Statements” and “Risk Factors” and those included elsewhere in this registration statement.

Plan of operation

Management plans to raise additional funds through project financings or through future sales of their common stock, until such time as the Company’s revenues are sufficient to meet its cost structure, and ultimately achieve profitable operations. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. The Company s will need financing within 12 months to continue its operations.

The Company has not developed its own proprietary technology but rather is a licensee of the Arkenol Technology and therefore has benefited from Arkenol’s research and development efforts and cost expenditures. Any additional research and development related to BlueFire’s licensed technology will be the responsibility of Arkenol.

BlueFire’s business will encompass development activities leading to the construction and long-term operation of production facilities. BlueFire is currently in the development-stage of deploying project opportunities for converting cellulose fractions of municipal solid waste and other opportunistic feedstock into ethanol fuels. The Company entered into an Asset Transfer and Acquisition Agreement with ARK Energy, Inc. (“ARK Energy”). Based upon the terms of the agreement, ARK Energy transferred certain rights, assets, work-product, intellectual property and other know-how on 19 project opportunities, that management estimates is worth approximately $16,000,000, which may be used by BlueFire to accelerate its deployment of the Arkenol technology. In consideration, the Company has agreed to pay a performance bonus of up to $16,000,000 when certain milestones are met. These milestones include transferee’s project implementation which would be demonstrated by start of the construction of a facility or completion of financial closing whichever is earlier. The payment is based on ARK Energy’s cost to develop 19 sites which are currently at different stages of development. As of August 31, 2006, the Company had not incurred any liabilities related to the agreement.

The Company anticipates beginning construction of a plant within the next six (6) months and expects to complete the project and to begin production of ethanol within the next 24 months. Although the cost of construction is not readily determinable, the Company estimates the cost to be approximately $20 million for the first plant. Management plans to raise additional funds through project financings or through future sales of their common stock to purchase the capital equipment for the plant.

BlueFire is in discussions with potential candidates and plans to retain a Chief Financial Officer as soon as possible. Other positions will be filled as need arises and funding is available. Currently, the Company anticipates hiring three to four personnel in the next 12 months.

Off-balance sheet arrangements

There are no off-balance sheet arrangements.

Risk Factors

This registration statement contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “plans,” “may,” “will,” “should,” or “anticipation” or the negative thereof or other variations thereon or comparable terminology. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Registration Statement. The following risk factors should be considered carefully in addition to the other information in this Registration Statement, before purchasing any of the Company’s securities.

Risks Related to Our Business and Industry

The Company has had limited operations and revenue and has incurred losses.

The Company has had limited operations and has incurred net losses of $343,000 for the period from March 28, 2006 (Inception) through August 31, 2006,. The Company has yet to begin ethanol production or construction of ethanol producing plants. Since the reverse acquisition, we have been engaged in organizational activities, including developing a strategic operating plan, entering into contracts, hiring personnel, developing processing technology, and raising private capital. Accordingly, we have limited relevant operating history upon which an evaluation of our performance and prospects can be made. We are subject to all of the business risks associated with a new enterprise, including, but not limited to, risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships and competitive disadvantages as against larger and more established companies.

The Company received a going concern paragraph in the report from its auditors.

In their report dated November 9, 2006, the Company’s auditors indicated there was substantial doubt about the Company’s ability to continue as a going concern. Accordingly, unless the we raise additional working capital, construction financing and/or revenues grow to support our business plan, we may be unable to remain in business.

The Company will require additional capital.

We will need additional funds to continue its operations, to build ethanol production plants, and to distribute and market ethanol. We cannot guarantee that it will have access to these required funds in the future, or that such funds will be available on acceptable terms and conditions. If we are unable to raise additional funds, it will be unable to market its products and may be unable to remain in business. If we are successful in raising funds, we may be required to issue additional equity securities which will dilute the ownership of its current shareholders.

Our cellulose-to-ethanol technologies are unproven on a large-scale commercial basis and performance could fail to meet projections, which could have a detrimental effect on the long-term capital appreciation of our stock.

While production of ethanol from corn, sugars and starches is a mature technology, newer technologies for production of ethanol from cellulose biomass have not been built at large commercial scales.. The technologies being pursued by us for ethanol production from biomass have not been demonstrated at commercial scale. All of the tests conducted to date by us with respect to our technologies have been performed on limited quantities of feedstocks, and we cannot assure you that the same or similar results could be obtained at competitive costs on a large-scale commercial basis. We have never utilized these technologies under the conditions or in the volumes that will be required to be profitable and cannot predict all of the difficulties that may arise. It is possible that the technologies, when used, may require further research, development, design and testing prior to larger-scale commercialization. Accordingly, we cannot assure you that these technologies will perform successfully on a large-scale commercial basis or that they will be profitable to us.

Our business employs licensed Arkenol Technology which may be difficult to protect and may infringe on the intellectual property rights of third parties.

We currently license our technology from Arkenol. Arkenol owns eleven U.S. patents, twenty-one foreign patents, and has one foreign patent pending and may file more patent applications in the future. Our success depends, in part, on our ability to use the Arkenol Technology, and for Arkenol to obtain patents, maintain trade secrecy and not infringe the proprietary rights of third parties. We cannot assure you that the patents of others will not have an adverse effect on our ability to conduct our business, that we will develop additional proprietary technology that is patentable or that any patents issued to us or Arkenol will provide us with competitive advantages or will not be challenged by third parties. Further, we cannot assure you that others will not independently develop similar or superior technologies, duplicate elements of the Arkenol Technology or design around it.

It is possible that we may need to acquire other licenses to, or to contest the validity of, issued or pending patents or claims of third parties. We cannot assure you that any license would be made available to us on acceptable terms, if at all, or that we would prevail in any such contest. In addition, we could incur substantial costs in defending ourselves in suits brought against us for alleged infringement of another party's patents in bringing patent infringement suits against other parties based on our licensed patents.

In addition to licensed patent protection, we also rely on trade secrets, proprietary know-how and technology that we seek to protect, in part, by confidentiality agreements with our prospective joint venture partners, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

We are dependent upon Arnie Klann, our Chairman and President, and John Cuzens, our VP Engineering, who we need to succeed.

We believe that our continued success will depend to a significant extent upon the efforts and abilities of (i) Arnie Klann, our Chairman and President, due to his contacts in the ethanol and cellulose industries and his overall insight into our business direction, and (ii) John Cuzens, our VP Engineering for his comprehension of the Arkenol Technology. Our failure to retain Mr. Klann or Mr. Cuzens, or to attract and retain additional qualified personnel, could adversely affect our operations. We do not currently carry key-man life insurance on any of our officers. See "Management."

Because we are smaller and currently have fewer financial resources than many larger ethanol producers, we may not be able to successfully compete in the very competitive ethanol industry.

There is significant competition among ethanol producers. Our business faces competition from larger corn ethanol plants, , and from other proposed plants using cellulose. Our ethanol plants will be in direct competition with other ethanol producers, many of which have greater resources than we currently have. While, BlueFire’s competitive position will come from our projected lower production costs because we are using cheaper feedstock and lower transportation costs because our production facilities will be located closer to the urban markets for ethanol, the large ethanol producers are capable of producing a significantly greater amount of ethanol than we can and expect to produce initially.

Competition from large producers of petroleum-based gasoline additives and other competitive products may impact our profitability.

Our proposed ethanol plants will also compete with producers of other gasoline additives made from other raw materials having similar octane and oxygenate values as ethanol. The major oil companies have significantly greater resources than we have to develop alternative products and to influence legislation and public perception of ethanol. These other companies also have significant resources to begin production of ethanol should they choose to do so. Ethanol is sold into the gasoline blending market where it competes with other oxygenates and octane components and with gasoline itself. Therefore, ethanol's price is significantly affected by its value to refiners in these markets. Ethanol prices are highly correlated with the price of gasoline and gasoline blending components. The price of corn has very little to do with the price of ethanol. That is why low corn prices do not always indicate low ethanol prices and high corn prices do not always indicate high ethanol prices. Ethanol prices are determined by the supply and demand for ethanol in specific markets.

Our profits are impacted by corn supply.

Our ethanol will be produced from cellulose, however currently most ethanol is produced from corn, which is affected by weather, governmental policy, disease and other conditions. A significant increase in the availability of corn and resulting reduction in the price of corn may decrease the price of ethanol and harm our business.

If ethanol and gasoline prices drop significantly, we will also be forced to reduce our prices, which potentially may lead to further losses.

Prices for ethanol products can vary significantly over time and decreases in price levels could adversely affect our profitability and viability. The price of ethanol has some relation to the price of gasoline. The price of ethanol tends to increase as the price of gasoline increases, and the price of ethanol tends to decrease as the price of gasoline decreases. Any lowering of gasoline prices will likely also lead to lower prices for ethanol and adversely affect our operating results. We cannot assure you that we will be able to sell our ethanol profitably, or at all.

Increased ethanol production from cellulose in the United States could increase the demand for feedstocks and the resulting price of feedstocks, reducing our profitability.

New ethanol plants that utilize cellulose as their feedstock may be under construction or in the planning stages throughout the United States. This increased ethanol production could increase cellulose demand and prices, resulting in higher production costs and lower profits.

Price increases or interruptions in needed energy supplies could cause loss of customers and impair our profitability.

Ethanol production requires a constant and consistent supply of energy. If there is any interruption in our supply of energy for whatever reason, such as availability, delivery or mechanical problems, we may be required to halt production. If we halt production for any extended period of time, it will have a material adverse effect on our business. Natural gas and electricity prices have historically fluctuated significantly. We purchase significant amounts of these resources as part of our ethanol production. Increases in the price of natural gas or electricity would harm our business and financial results by increasing our energy costs.

Risks Related to Government Regulation and Subsidization

Federal regulations concerning tax incentives could expire or change, which could cause an erosion of the current competitive strength of the ethanol industry.

Congress currently provides certain federal tax credits for ethanol producers and marketers. The current ethanol industry and our business initially depend on continuation of these credits. The credits have supported a market for ethanol that might disappear without the credits. The credits are scheduled to expire December 31, 2010. These credits may not continue beyond their scheduled expiration date or, if they continue, the incentives may not be at the same level. The revocation or amendment of any one or more of these tax incentives could adversely affect the future use of ethanol in a material way, and we cannot assure investors that any of these tax incentives will be continued. The elimination or reduction of federal tax incentives to the ethanol industry could have a material adverse impact on the industry as a whole. If BlueFire is successful in meeting its target production costs, our business could continue to compete in the market in the event the existing tax incentives are eliminated. If the federal ethanol tax incentives are eliminated or sharply curtailed, we believe that a decreased production from corn could result.

Lax enforcement of environmental and energy policy regulations may adversely affect demand for ethanol

Our success will depend in part on effective enforcement of existing environmental and energy policy regulations. Many of our potential customers are unlikely to switch from the use of conventional fuels unless compliance with applicable regulatory requirements leads, directly or indirectly, to the use of ethanol. Both additional regulation and enforcement of such regulatory provisions are likely to be vigorously opposed by the entities affected by such requirements. If existing emissions-reducing standards are weakened, or if governments are not active and effective in enforcing such standards, our business and results of operations could be adversely affected. Even if the current trend toward more stringent emissions standards continues, we will depend on the ability of ethanol to satisfy these emissions standards more efficiently than other alternative technologies. Certain standards imposed by regulatory programs may limit or preclude the use of our products to comply with environmental or energy requirements. Any decrease in the emission standards or the failure to enforce existing emission standards and other regulations could result in a reduced demand for ethanol. A significant decrease in the demand for ethanol will reduce the price of ethanol, adversely affect our profitability and decrease the value of your stock.

Costs of compliance with burdensome or changing environmental and operational safety regulations could cause our focus to be diverted away from our business and our results of operations to suffer

Ethanol production involves the emission of various airborne pollutants, including particulate matter, carbon monoxide, carbon dioxide, nitrous oxide, volatile organic compounds and sulfur dioxide. The production facilities that we will build will discharge water into the environment. As a result, we are subject to complicated environmental regulations of the U.S. Environmental Protection Agency and regulations and permitting requirements of the states where our plants are to be located. These regulations are subject to change and such changes may require additional capital expenditures or increased operating costs. Consequently, considerable resources may be required to comply with future environmental regulations. In addition, our ethanol plants could be subject to environmental nuisance or related claims by employees, property owners or residents near the ethanol plants arising from air or water discharges. Ethanol production has been known to produce an odor to which surrounding residents could object. Environmental and public nuisance claims, or tort claims based on emissions, or increased environmental compliance costs could significantly increase our operating costs.

Our proposed new ethanol plants will also be subject to federal and state laws regarding occupational safety

Risks of substantial compliance costs and liabilities are inherent in ethanol production. We may be subject to costs and liabilities related to worker safety and job related injuries, some of which may be significant. Possible future developments, including stricter safety laws for workers and other individuals, regulations and enforcement policies and claims for personal or property damages resulting from operation of the ethanol plants could reduce the amount of cash that would otherwise be available to further enhance our business.

Risks Related to Our Common Stock

Our common stock price has fluctuated considerably and stockholders may not be able to resell their shares at or above the price at which such shares were purchased

The market price of our common stock may fluctuate significantly (since July 11, 2006, the day we began trading publicly as BFRE and December 8, 2006, the high and low bid price for our common stock has been $1.30 and $7.25 per share, respectively) in response to factors, including not yet beginning construction of first plant and therefore operational results, due to needing time to organize engineering resources, feedstock sources, locating suitable plant locations, locating distributors and finding funding sources.

The stock market in general has experienced extreme price and volume fluctuations

The market prices of securities of fuel-related companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility might be worse if the trading volume of our common stock is low.

Because we became public by means of a reverse acquisition with a public shell company,, we may not be able to attract the attention of major brokerage firms for research and support

Additional risks may exist since we became public through a "reverse acquisition." Securities analysts of major brokerage firms may not provide us with coverage since there is no incentive to brokerage firms to recommend the purchase of our common stock. We cannot assure you that brokerage firms will want to conduct any secondary offerings on our behalf in the future.

Our common stock may be considered "a penny stock" and may be difficult for you to sell

The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock has been for much of its trading history since July 11, 2006, and may continue to be less than $5.00 per share, and therefore may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is currently traded on the NASD's OTC Pink Sheets, investors may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and operating results

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Commencing December 15, 2007, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. In connection with the audit by our independent accountants of our financial statements for the five month period ended August 31, 2006, they notified us and our board of directors that they had identified significant deficiencies that they considered material weaknesses in our internal controls. The material weaknesses related to the financial reporting process and segregation of duties. Although we intend to augment our internal controls procedures and expand our accounting staff, there is no guarantee that this effort will be adequate.

During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal accounting controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Failure to achieve and maintain an effective internal control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our stock price.

Our principal stockholder has significant voting power and may take actions that may not be in the best interest of all other stockholders

Our Chairman and President controls approximately 64.6% of our currently outstanding shares of common stock. He may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may expedite approvals of company decisions, or have the effect of delaying or preventing a change in control, adversely affect the market price of our common stock, or be in the best interests of all our stockholders.

Investors should not anticipate receiving cash dividends on our common stock

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

You could be diluted from the issuance of additional common stock.

Presently, we have 21,028,279 shares of common stock outstanding and no shares of preferred stock outstanding. We are authorized to issue up to 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. To the extent of such authorization, our board of directors will have the ability, without seeking shareholder approval, to issue additional shares of common stock or preferred stock in the future for such consideration as the board may consider sufficient. The issuance of additional common stock or preferred stock in the future may reduce your proportionate ownership and voting power.

ITEM 3:  DESCRIPTION OF PROPERTY

The Company leases from FR Systems, LLC on a month-to-month basis, approximately 1950 square feet of furnished office space at 31 Musick, Irvine, California 92618, for $3,500 per month.

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the current common stock ownership of (i) each person known by the Company to be the beneficial owner of five percent or more of the Company’s common stock based upon 21,028,279 shares outstanding as of November 17, 2006, (ii) each director of the Company individually and (iii) all officers and directors of the Company as a group.  Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial. No stock options have been issued. The address of each owner who is an officer or director is in care of the Company at 31 Musick, Irvine California 92618.

Title of Class	Name of Beneficial Owner	Number of shares	Percent of Class
Common	Arnold Klann, President, CEO and Director	13,597,500	64.6%
Common	Necitas Sumait, Secretary, VP and Director	1,205,000	5.7%
Common	John Cuzens, Treasurer, VP and Director	1,205,000	5.7%
Common	Chris Nichols, Director	75,000	*
	All officers and directors as a group (4 persons)	16,082,500	76.4%

*Less than 1%.

ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The officers and directors of the Company, their ages and present positions held in the Company are as follows:

Name	Age	Position	Officer and Director Since

Arnold Klann	-55	President, CEO and Director	June 2006
Necitas Sumait	-46	Secretary, VP and Director	June 2006
John Cuzens	-55	Treasurer, VP and Director	June 2006
Chris Nichols	40-	Director	June 2006

The Company’s directors serve in such capacity until the first annual meeting of the Company’s shareholders and until their successors have been elected and qualified. The Company’s officers serve at the discretion of the Company’s Board of Directors, until their death, or until they resign or have been removed from office.

There are no agreements or understandings for any director or officer to resign at the request of another person and none of the directors or officers is acting on behalf of or will act at the direction of any other person. The activities of each director and officer are material to the operation of the Company. No other person’s activities are material to the operation of the Company.

Arnold R. Klann - Chairman of the Board / President / Chief Executive Officer
Mr. Klann has been BlueFire’s Chairman of the Board, and President/Chief Executive Officer since its inception in March 2006. Prior to this, he founded and was President of ARK Energy, Inc. and Arkenol, Inc. from January 1989 to present. Mr. Klann has an AA from Lakeland College in Electrical Engineering.

John E. Cuzens - Chief Technology Officer / Senior Vice President / Treasurer / Director
Mr. Cuzen has been BlueFire’s Director, CTO and Senior VP since its inception in March 2006. Prior to this, he was Director of Projects Wahlco Inc. . He was with ARK Energy and Arkenol for six years and is the co-inventor on seven of Arkenol's eight U.S. foundation patents for the conversion of cellulosic materials into fermentable sugar products using a modified strong acid hydrolysis process. Mr. Cuzens has a B.S. Chemical Engineering degree from the University of California at Berkeley.

Necitas Sumait - Senior Vice President / Secretary / Director
Mrs. Sumait has been BlueFire’s Director and Senior VP since its inception in March 2006. Prior to this, Mrs. Sumait was Vice President of ARK Energy/Arkenol from December 1992 to July 2006. Mrs. Sumait has a MBA in Technological Management from Illinois Institute of Technology and a B.S. in Biology from De Paul University.

Chris Nichols - Director
Mr. Nichols is currently the Chairman and President/CEO of Advanced Growing Systems, Inc. Prior to this role he headed Westcap Securities’ Private Client Group as the Senior Vice President in charge of sales and marketing from 2003 to 2006. Mr. Nichols is a graduate of California State University in Fullerton with a B.A. degree in Marketing.

Key Consultants

William Davis - VP Project Management.
Mr. Davis is currently Vice President of Project Management for BlueFire. Prior to this he was Director of Project Development for Diamond Energy from 2001 to 2006.

Kent A. Larsen - VP Project Finance.
Mr. Larsen is currently Vice President of of Project Finance for BlueFire. Prior to this, Mr. Larsen has been a Vice President of ARK Energy, Inc. and has, for the last thirteen years, provided financial advisory services to and has successfully arranged multi-sourced and comprehensive project and structured financings on behalf of many of the major US and international independent power producers for power projects totaling more than US $5 billion in financing and over 7,000 MW. Mr. Larsen has been a co-founder and senior finance officer of three independent power companies, corporate treasurer of two US based, global engineering and construction companies, and a senior banking officer and managing director for project and international finance at two of the world's largest financial institutions. He holds an MBA-Finance from UCLA Graduate School of Business, and BS degrees in Civil Engineering and Mathematics from the University of Washington.

The Company has also entered into consulting agreements with accounting, legal, marketing and investor relations firms. These agreements are fee based and do not include issuance of any stocks. However, the Company may enter into future agreements that may include issuance of restricted stock.

There are no family relationships among our directors and executive officers.  No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past five years. No director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past five years. No director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past five years. No director or officer has been found by a court to have violated a federal or state securities or commodities law during the past five years.

None of our directors or executive officers or their respective immediate family members or affiliates are indebted to us.

ITEM 6:  EXECUTIVE COMPENSATION

The following table sets forth the total compensation earned by or paid to our executive officers and directors for the period from the date of organization of Bluefire - March 28, 2006 - until November 30, 2006.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Arnie Klann Director and President	2006	94,167	0	0	0	0	0	0
Necitas Sumait Director, Secretary and VP	2006	65,000	0	0	0	0	0	0
John Cuzens Director, Treasurer and VP	2006	62,000	0	0	0	0	0	0
Chris Nichols Director	2006	2,500	0	0	0	0	0

On June 27, 2006, the Company entered into form employment agreements with its three executive officers. The employment agreements are for a period of three years, with prescribed percentage increases beginning in 2007 and can be cancelled upon a written notice by either employee or employer (if certain employee acts of misconduct are committed). The total aggregate annual amount due under the employment agreements is approximately $520,000.

In addition, on June 27, 2006, the Company entered into a Directors agreement with four individuals to join the Company’s board of directors. Under the terms of the agreement the non-employee Director (Chris Nichols) will receive annual compensation in the amount of $5,000 and all Directors receive a one time grant of 5,000 shares of the Company’s common stock. The common shares vest over the period of one year. The value of the common stock granted was determined to be approximately $67,000 based on the estimated fair market value of the Company’s common stock over a reasonable period of time.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 1, 2006, the Company entered into a Technology License agreement with Arkenol, Inc. (“Arkenol”), which the Company’s majority shareholder and other family members hold an interest in. Arkenol has its own management and board separate and apart from the Company. According to the terms of the agreement, the Company was granted an exclusive, non-transferable, North American license to use and to sub-license the Arkenol technology. The Arkenol Technology, converts cellulose and waste materials into Ethanol and other high value chemicals. As consideration for the grant of the license, the Company shall make a one time payment of $1,000,000 at first project construction funding and for each plant make the following payments: (1) royalty payment of 4% of the gross sales price for sales by the Company or its sublicensees of all products produced from the use of the Arkenol Technology (2) and a one time license fee of $40.00 per 1,000 gallons of production capacity per plant. According to the terms of the agreement, the Company made a one time exclusivity fee prepayment of $30,000 during the period ended August 31, 2006.

On March 1, 2006, the Company entered into an Asset Transfer and Acquisition Agreement with ARK Energy, Inc. (“ARK Energy”), which is owned (50%) by the Company’s majority shareholder. ARK Energy, Inc. has its own management and board separate and apart from the Company. Based upon the terms of the agreement, ARK Energy transferred certain rights, assets, work-product, intellectual property and other know-how on project opportunities that may be used to deploy the Arkenol technology (as described in the above paragraph). In consideration, the Company has agreed to pay a performance bonus of up to $16,000,000 when certain milestones are met. These milestones include transferee’s project implementation which would be demonstrated by start of the construction of a facility or completion of financial closing which ever is earlier. The payment is based on ARK Energy’s cost to develop 19 sites which are currently at different stages of research.

ITEM 8:  DESCRIPTION OF SECURITIES

The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock, and 1,000,000 shares of no par value preferred stock. Currently, the Company has 21,028,279 shares of common stock outstanding.

Common Stock

Presently, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our shareholders, including the election of directors. Our common shareholders do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding series of our preferred stock which may be designated in the future, holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds. In the event of the liquidation, dissolution, or winding up of the Company, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities, subject to the prior rights of any series of our preferred stock then outstanding. The holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock.

The issuance of additional shares to certain persons allied with our management could have the effect of making it more difficult to remove our current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. In addition, an issuance of additional shares by us could have an effect on the potential realizable value of a shareholder's investment.

Preferred Stock

Our board of directors has the authority to issue up to 1,000,000 shares of preferred stock, no par value per share, in one or more series and to fix the rights, preferences, privileges, qualifications, limitations, and restrictions thereof, and the number of shares constituting any series or the designation of such series without shareholder approval. The existence of unissued preferred stock may enable the board of directors, without further action by the stockholders, to issue such stock to persons friendly to current management or to issue such stock with terms that could render more difficult or discourage an attempt to obtain control of the Company, thereby protecting the continuity of the Company’s management. Our shares of preferred stock could therefore be issued quickly with terms that could delay, defer, or prevent a change in control of the Company, or make removal of management more difficult. No shares of preferred stock are outstanding.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market Information

The Company’s common stock has traded on the Pink Sheets of the National Quotation Bureau under the symbol BFRE since July 11, 2006. The following table sets forth the high and low sale prices for the Company’s common stock for the periods indicated. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Quarter ended	Low price	High price

September 30, 2006	$1.30	$7.25

Holders

A total of 21,028,279 shares of the Company’s common stock are currently outstanding held by approximately 731 shareholders of record.

Dividends

The Company has not paid any dividends since its inception. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any litigation and, to its knowledge, no action, suit or proceeding has been threatened against the Company. There are no material proceedings to which any director, officer or affiliate of the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures nor any change in accountants from the inception of the Company through the date of this Registration Statement.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In March 2006, upon incorporation BlueFire issued 10,000 shares of $1.00 par value common stock to various individuals. In connection with the reverse acquisition, these individuals received an aggregate of 17,000,000 shares of the Company’s restricted common stock.

Prior to the reverse acquisition, Sucre entered into an agreement with two related investors for the sale of 3,000,000 free trading shares of the Sucre’s common stock for gross proceeds of $1,000,000. The previous management of Sucre erroneously issued 4,000,000 shares of the Sucre’s common stock to the investors. To date, the excess shares of 1,000,000 have not been returned to the transfer agent. The Company has demanded the return of the 1,000,000 and is actively pursuing every possible channel to get the shares returned. Since the Company cannot predict the ultimate outcome, the 1,000,000 shares have been accounted for as outstanding and included in the common shares retained by Sucre’s shareholders. These securities were issued exempt from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933 as amended.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

The Company’s Articles of Incorporation provide for indemnification of the Company’s officers, directors and controlling persons to the full extent provided by Nevada law. Further, the Articles of Incorporation provide that no director or officer is personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty by such person as a director or officer. Notwithstanding the foregoing sentence, a director or officer is liable to the extent provided by Nevada law, (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes.

Report of Independent Registered Public Accounting Firm

November 9, 2006

Board of Directors
BlueFire Ethanol Fuels, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of BlueFire Ethanol Fuels, Inc. (formerly Sucre Agricultural Corp.) and subsidiary, BlueFire Ethanol, Inc., a development-stage company, (the “Company”) as of August 31, 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from March 28, 2006 (Inception) to August 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BlueFire Ethanol Fuels, Inc. and subsidiary, BlueFire Ethanol, Inc., as of August 31, 2006, and the results of their operations and their cash flows for the period from March 28, 2006 (Inception) to August 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 of the consolidated financial statements, the Company is a development-stage company and has incurred losses from operations and used cash flows in operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 of the consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.) AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
CONSOLIDATED BALANCE SHEET

August 31, 2006
ASSETS

Current assets-
Cash and cash equivalents	$425,413

Prepaid fees to related party (Note 5)	30,000
Total assets	$455,413

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$63,963
Accrued liabilities	31,000
Total liabilities	94,963

Commitments and contingencies (Note 3)

Stockholders’ equity (Note 4):
Preferred stock, no par value, 1,000,000 shares authorized; none issued and outstanding	-
Common stock, $0.001 par value; 100,000,000 shares authorized; 21,028,279 shares issued and outstanding	21,028
Additional paid-in capital	682,422
Deficit accumulated during the development-stage	(343,000)
Total stockholders’ equity	360,450

Total liabilities and stockholders’ equity	$455,413

See accompanying notes to consolidated financial statements

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.) AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
CONSOLIDATED STATEMENT OF OPERATIONS

Period from March 28, 2006 (Inception) to August 31,
2006

Revenues	$-

Operating expenses:
Project development	160,806
General and administrative	184,994
Total operating expenses	345,800

Gross profit	(345,800)

Other income	2,800

Net loss	$(343,000)

Basic and diluted loss per common shares:	$(0.02)
Weighted average common shares outstanding, basic and diluted:	18,678,450

See accompanying notes to consolidated financial statements

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.)
AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in	Deficit Accumulated During Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Balances at March 28, 2006 (Inception)	-	$-	$-	$-	$-
Issuance of founder’s shares for compensation at $0.001 per share	17,000,000	17,000	-	-	17,000
Common shares retained by Sucre Agricultural Corp. Shareholders	4,028,279	4,028	685,972	-	690,000
Costs associated with the acquisition of Sucre Agricultural Corp.	-	-	(3,550)	-	(3,550)
Net loss	-	-	-	(343,000)	(343,000)
Balances at August 31, 2006	21,028,279	$21,028	$682,422	$(343,000)	$360,450

See accompanying notes to consolidated financial statements

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.) AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS

Period from March 28, 2006 (Inception) to August 31,
2006
Cash flows from operating activities:
Net loss	$(343,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Costs associated with acquisition of Sucre Agricultural Corp.	(3,550)
Founders’ shares issued for compensation	17,000
Changes in operating assets and liabilities:
Long term prepaid	(30,000)
Accounts payable	63,963
Accrued liabilities	31,000
Net cash used in operating activities	(264,587)

Cash flows from financing activities-
Cash received in acquisition of Sucre Agricultural Corp.	690,000

Net increase in cash and cash equivalents	425,413

Cash and cash equivalents beginning of period	-

Cash and cash equivalents end of period	$425,413

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$-
Income taxes	$-

See accompanying notes to consolidated financial statements

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.)
AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS

BlueFire Ethanol, Inc. (“BlueFire”) was incorporated in the state of Nevada on March 28, 2006 (“Inception”). BlueFire was established to deploy the commercially ready, patented, and proven process for the profitable conversion of cellulosic waste materials to ethanol (“Arkenol Process Technology”) under a technology license agreement with Arkenol, Inc. (“Arkenol”). BlueFire's use of the Arkenol Process Technology positions it as the only cellulose-to-ethanol company worldwide with demonstrated production of ethanol from urban trash (post-sorted MSW), rice and wheat straws, wood waste and other agricultural residues. The Company’s goal is to develop and operate high-value carbohydrate-based transportation fuel production facilities worldwide. These "biorefineries" will convert widely available, inexpensive, organic materials such as agricultural residues, high-content biomass crops, wood residues, and cellulose from MSW into ethanol.

BlueFire’s business will encompass development activities leading to the construction and long-term operation of production facilities. BlueFire is currently in the development-stage of deploying project opportunities for converting cellulose fractions of municipal solid waste and other opportunistic feedstock into ethanol fuels. The Company entered into an Asset Transfer and Acquisition Agreement with ARK Energy, Inc. (“ARK Energy”). Based upon the terms of the agreement, ARK Energy transferred certain rights, assets, work-product, intellectual property and other know-how on 19 project opportunities, that management estimates is worth approximately $16,000,000, which may be used by BlueFire to accelerate its deployment of the Arkenol technology.

On June 27, 2006, BlueFire completed a reverse acquisition of Sucre Agricultural Corp (“Sucre”), a Delaware corporation. At the time of acquisition, Sucre had no operations, revenues or liabilities. The only asset possessed by Sucre was $690,000 in cash which was included in the acquisition. Sucre was considered a blank-check company prior to the acquisition. In connection with the acquisition Sucre issued BlueFire 17,000,000 shares of common stock, approximately 85% of the outstanding common stock of Sucre, for all the issued and outstanding BlueFire common stock. The Sucre stockholders retained 4,028,279 shares of Sucre common stock. BlueFire and Sucre will be collectively referred herein to as the “Company”. Immediately prior to the acquisition, Sucre changed its name to BlueFire Ethanol Fuels, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Change in Reporting Entity

The acquisition of Sucre Agricultural Corp. by BlueFire Ethanol, Inc., as discussed in Note 1, was accounted for as a reverse acquisition, whereby the assets and liabilities of BlueFire are reported at their historical cost since the entities are under common control immediately after the acquisition in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” . The assets and liabilities of Sucre, which were not significant, were recorded at fair value on June 27, 2006, the date of the acquisition. No goodwill was recorded in connection with the reverse acquisition since Sucre had no business. The reverse acquisition resulted in a change in the reporting entity of Sucre, for accounting and reporting purposes. Accordingly, the financial statements herein reflect the operations of BlueFire from Inception and Sucre from June 27, 2006, the date of acquisition, through August 31, 2006. The 4,028,279 shares retained by the stockholders of Sucre have been recorded on the date of acquisition of June 27, 2006.

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.)
AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going Concern Considerations

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company is currently a development-stage enterprise. The Company's continued existence is dependent upon the Company's ability to obtain additional debt and/or equity financing. The Company has incurred losses since Inception and, the Company has not generated any revenues from its products. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The Company anticipates beginning construction of a plant within the next 6 months and expects to complete the project and to begin production of ethanol within the next 24 months. Although the cost of construction is not readily determinable, the Company estimates the cost to be approximately $20 million per plant. Management plans to raise additional funds through project financings or through future sales of their common stock, until such time as the Company’s revenues are sufficient to meet its cost structure, and ultimately achieve profitable operations. There is no assurance that the Company will be successful in raising additional capital or achieving profitable operations. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Principles of Consolidation

The consolidated financial statements include the accounts of BlueFire Ethanol Fuels, Inc., and its wholly-owned subsidiary BlueFire Ethanol, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company is currently a developmental-stage company and has recognized minimal revenues to date. The Company will recognize revenues from 1) consulting services rendered to potential sub-licensees for development and construction of cellulose to ethanol projects, 2) sales of ethanol from its production facilities when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.)
AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Project Development

Project development costs are expensed as incurred. The costs of materials and equipment that will be acquired or constructed for project development activities, and that have alternative future uses, both in project development, marketing or sales, will be classified as property and equipment and depreciated over their estimated useful lives. To date, project development costs include the development, engineering, and marketing expenses related to the Company’s cellulose fractions of municipal solid waste into ethanol fuels.

Income Taxes

The Company accounts for income taxes in accordance with FASB Statement No. 109 “Accounting for Income Taxes.” SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards.

Fair Value of Financial Instruments

The fair value of financial instruments approximated their carrying values at August 31, 2006. The financial instruments consist of cash and accounts payable.

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. During the period ended August 31, 2006, there were no dilutive instruments outstanding.

Risks and Uncertainties

The Company’s operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve and maintain profitability in the Company’s industry segment.

The Company may be subject to federal, state and local environmental laws and regulations. The Company does not anticipate expenditures to comply with such laws and does not believe that regulations will have a material impact on the Company’s financial position, results of operations, or liquidity. The Company believes that its operations comply, in all material respects, with applicable federal, state, and local environmental laws and regulations

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.)
AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk

The Company, at times, maintains cash balances at certain financial institutions in excess of amounts insured by federal agencies.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123. SFAS No. 123(R) is effective July 1, 2005 for all calendar year-end companies and requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. This expense will be recognized over the period during which an employee is required to provide services in exchange for the award. Currently, the Company does not have any outstanding stock options, and as such the Company does not expect the guidance under SFAS No. 123(R) to have a material impact on the consolidated financial statements.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

On May 1, 2006, the Company began discussions with a certain consultant to negotiate project and operating financing for the Company. As of August 31, 2006, the Company had not finalized the consulting agreement and the consultant did not have any capital funding arrangements. However, the Company has made monthly payments in the amount of $7,500 to Consultant since July of 2006.

On June 27, 2006, the Company entered into employment agreements with three key employees. The employment agreements are for a period of three years, with prescribed percentage increases beginning in 2007 and can be cancelled upon a written notice by either employee or employer (if certain employee acts of misconduct are committed). The total aggregate annual payments under the employment agreements are approximately $520,000.

In addition, on June 27, 2006, the Company entered into an agreement with four individuals to join the Company’s board of directors. Under the terms of the agreement the individuals will receive annual compensation in the amount of $5,000 and a one time grant of 5,000 shares of the Company’s common stock. The common shares vest over the period of one year. The value of the common stock granted was determined to be approximately $67,000 based on the estimated fair market value of the Company’s common stock over a reasonable period of time. The Company is currently expensing the value of the common stock over the vesting period. As of August 31, 2006, the Company amortized $11,000 to general and administrative expenses and included in accrued liabilities as the shares had not been issued.

NOTE 4 -STOCKHOLDERS’ EQUITY

Founder Shares

In March 2006, upon incorporation BlueFire issued 10,000 shares of $1.00 par value common stock to various individuals. The shares were recorded at their par value of $10,000 and expensed. In connection with the reverse acquisition, as discussed in Note 2, these individuals received an aggregate of 17,000,000 shares of Sucre’s common stock in exchange for their 10,000 shares of BlueFire. At the time of the transaction BlueFire did not have sufficient paid-in capital to reclass the additional par value of the common shares to common stock, thus the Company expensed an additional $7,000. The amounts were recorded as general and administrative expense on the accompanying statement of operations.

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.)
AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquisition Costs

In connection with the acquisition of Sucre, the Company incurred legal costs of $3,550. The costs have been treated as a reduction of additional paid-in capital.

Financings Prior to Reverse Acquisition

Prior to the reverse acquisition, Sucre entered into an agreement with an investor for the sale of 3,000,000 shares of the Sucre’s common stock for gross proceeds of $1,000,000. The previous management of Sucre erroneously issued 4,000,000 shares of Sucre’s common stock to the investor. To date, the excess shares of 1,000,000 have not been returned to the transfer agent. The Company has demanded the return of the 1,000,000 and is actively pursuing every possible channel to get the shares returned. Since the Company cannot predict the ultimate outcome, the 1,000,000 shares have been accounted for as outstanding and included in the common shares retained by Sucre shareholders.

NOTE 5 -RELATED PARTY TRANSACTIONS

On March 1, 2006, the Company entered into a Technology License agreement with Arkenol, Inc. (“Arkenol”), which the Company’s majority shareholder and other family members hold an interest in. Arkenol has its own management and board separate and apart from the Company. According to the terms of the agreement, the Company was granted an exclusive, non-transferable, North American license to use and to sub-license the Arkenol technology. The Arkenol Technology, converts cellulose and waste materials into Ethanol and other high value chemicals. As consideration for the grant of the license, the Company shall make a one time payment of $1,000,000 at first project construction funding and for each plant make the following payments: (1) royalty payment of 4% of the gross sales price for sales by the Company or its sublicensees of all products produced from the use of the Arkenol Technology (2) and a one time license fee of $40.00 per 1,000 gallons of production capacity per plant. According to the terms of the agreement, the Company made a one time exclusivity fee prepayment of $30,000 during the period ended August 31, 2006. As of August 31, 2006, the amount has been reflected as a long term prepaid asset as the Company does not expect to incur any liabilities under this agreement prior to one year from the balance sheet date. As of August 31, 2006, the Company had not incurred any liabilities related to the agreement.

On March 1, 2006, the Company entered into an Asset Transfer and Acquisition Agreement with ARK Energy, Inc. (“ARK Energy”), which is owned (50%) by the Company’s majority shareholder. ARK Energy, Inc. has its own management and board separate and apart from the Company. Based upon the terms of the agreement, ARK Energy transferred certain rights, assets, work-product, intellectual property and other know-how on project opportunities that may be used to deploy the Arkenol technology (as described in the above paragraph). In consideration, the Company has agreed to pay a performance bonus of up to $16,000,000 when certain milestones are met. These milestones include transferee’s project implementation which would be demonstrated by start of the construction of a facility or completion of financial closing which ever is earlier. The payment is based on ARK Energy’s cost to acquire and develop 19 sites which are currently at different stages of research. As of August 31, 2006, the Company had not incurred any liabilities related to the agreement.

BLUEFIRE ETHANOL FUELS, INC. (FORMERLY SUCRE AGRICULTURAL CORP.)
AND SUBSIDIARY
(A DEVELOPMENT-STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - INCOME TAXES

Income tax reporting primarily relates to the business of the parent company Sucre which experienced a change in ownership on June 27, 2006. A change in ownership requires management to compute the annual limitation under Section 382 of the Internal Revenue Code. The amount of benefits the Company may receive from the operating loss carry forwards for income tax purposes is further dependent, in part, upon the tax laws in effect, the future earnings of the Company, and other future events, the effects of which cannot be determined.

The Company’s deferred tax assets consist solely of net operating loss carry forwards of approximately $107,000. For federal tax purposes these carry forwards expire in twenty years beginning in 2026 and for the State of California purposes they expire in five years beginning in 2011. A full valuation allowance has been placed on 100% of the Company’s deferred tax assets as it cannot be determined if the assets will be ultimately used. During the period from Inception to August 31, 2006, the Company’s valuation allowance increased by approximately $107,000.

In addition, the Company expects that Sucre is not current in their federal and state income tax filings. The Company has not determined how delinquent the filings are. However, the effect of non filing is not expected to be significant as Sucre has not had active operations for a significant period of time.

PART III

ITEMS 1 AND 2.  INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description
2.1	Stock Purchase Agreement and Plan of Reorganization dated May 31, 2006, filed herewith.
3.1	Amended and Restated Articles of Incorporation dated July 2, 2006, filed herewith.
3.2	Amended and Restated Bylaws dated May 27, 2006, filed herewith.
10.1	Form Directors Agreement, filed herewith.
10.2	Form Executive Employment Agreement, filed herewith.
10.3	Arkenol Technology License Agreement, dated March 1, 2006, filed herewith.
10.4	ARK Energy Asset Transfer and Acquisition Agreement, dated March 1, 2006, filed herewith.
21.1	Subsidiaries, filed herewith.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on December 8, 2006.

By:	/s/ Arnold Klann
President, CEO and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities indicated on December 8, 2006.

Signature	Title

/s/ Arnie Klann	Arnie Klann, President, CEO and Chairman
(Principal Executive Officer)

/s/ John Cuzens	John Cuzens, Treasurer, VP and Director
(Principal Financial Officer)

/s/ Necitas Sumait	Necitas Sumait, Secretary, VP and Director

/s/ Chris Nichols	Chris Nichols, Director